March 24, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Re:	Springs Rejuvenation, Inc.
Offering Statement on Form 1-A/A Filed Oct 29, 2021, Amended February 14, 2020 File No. 024-11691

Dear Sir or Madam:

Kindly be advised that Springs Rejuvenation Inc. (the “Company”) requests that its Regulation A offering (File No. 024-11691) be qualified on Friday, March 26, 2022, at 5:00 pm Eastern Time.

If you would like any further information or have any questions, please do not hesitate to contact me. I may be reach by email at everettmdickson@gmail.com and by phone at 832-752-4480.

Sincerely,

/s/ Everett M. Dickson

Name: Everett M. Dickson

Title: Chief Executive Officer, President